Exhibit 99.1

Compensation Policy

for Executive Officers Gilat Satellite Networks Ltd. (the “Company”)

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), This document sets forth the compensation policy for Executive Officers (as defined below) (the “Executive Compensation Policy” or “Policy”).

This Executive Compensation Policy shall apply to terms of service and compensation of Executive Officers which will be approved for payment after the date on which this Executive Compensation Policy was approved by the shareholders of the Company.

The term “Executive Officer” or “Executive” in this policy is defined as: “a Chief Executive Officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title, and Chairman of the Board or any other Executive Director~~s~~, or a manager who reports directly to the Chief Executive Officer”.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Executives, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The objectives and goals which are the basis of this Policy are to allow the Company to attract and retain highly skilled and experienced personnel who will serve as Executive Officers in key positions in the Company, with the ultimate objective to maintain the Company’s leadership and success and enhance shareholder value. Accordingly, this Policy is designed, among other things, to provide the Executives with a competitive compensation package which includes performance-based compensation that differentiates between Executives and rewards excellence, and to align the interests of the Executives with those of the Company’s shareholders.

In determining the compensation terms for Executives (including, without limitation, terms of retirement or termination) and any change thereof, the Compensation Committee and Board of Directors of the Company (the “Board” or “Board of Directors”) shall take into account, among other things, the following: (i) the education, qualifications, expertise, skills, professional experience, achievements and seniority of the Executive; (ii) the role of the Executive, areas and degree of responsibility, his or her past or expected contribution to the Company, anticipated promotion of the Executive within the Company and, if available, past compensation agreements signed with him or her and the circumstances of his or her recruitment; (iii) the size of the Company and its nature as a global company and the complexity of the Company’s business; and (iv) comparison to compensation payable to Executives at comparable companies as more fully set forth in section B.1. below.

Additionally, in the process of determining the compensation terms for each Executive, the Company shall examine the ratio between the overall compensation and base salary of the Executive, on the one hand, and the average and median salary (as such term is defined in the Companies Law), as well as the average and median overall compensation, of the other employees of the Company (including personnel of services companies and excluding the Executives and Directors) (the “Other Employees”), on the other hand. The Company will consider the impact that such ratios are expected to have on the work environment in order to ensure that such ratios are not expected to have any negative impact on the working relationships within the Company.

In approving this Policy, the Board has examined the ratio between the average cost of the overall compensation payable to Executives, on the one hand, and the average and median cost of the overall compensation payable to the Other Employees, on the other hand.

B.	Compensation Structure

The Executives’ compensation package may include: base salary, fringe benefits, cash bonuses, equity-based compensation, separation arrangements, and Insurance, Exculpation and Indemnification.

Notwithstanding the foregoing, with respect to Executives who are employed by the Company outside of Israel or who are non-Israeli Executives, the Company may determine and approve all elements of such Executives’ compensation package, including base salary, fringe benefits, cash bonuses, equity-based compensation, sign-on bonuses, separation arrangements, insurance, exculpation and indemnification, and any other customary compensation elements, at levels that are comparable to, or customary in, the relevant jurisdiction in which such Executives are employed or provide services, taking into account local market practice, applicable law, the Executive’s position and responsibilities, and the Company’s need to attract, retain and incentivize qualified executives in such jurisdiction.

1.	Base Salary

The base salary or monthly fees of each Executive in the Company shall be determined based on the parameters specified in Section A.2 above, including the Company’s need to attract and retain highly skilled executives and offer them competitive terms, while considering the Company’s size and nature.

Prior to approval of a compensation package for an Executive, the Company will consider a compensation survey that compares and analyzes the level of the compensation offered to the Executive with compensation packages for similarly positioned executives in peer-group companies. The survey will be conducted with respect to executives at comparable positions at the headquarters of publicly traded, high-technology companies with comparable headcount, and will be based on reports of a known compensation and benefits surveys company or by an external expert.

The base salary will not be linked to the consumer price index (but will be linked to an increase in the cost of living index as mandatory by applicable law).

The base salary for Executives is reviewed and may be adjusted from time to time by the Compensation Committee and the Board of Directors and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders or as otherwise required by applicable law, based on the guidelines detailed in Section A.2 above.

In any event, the base salary of the CEO, the Executive Director, and of the Chairman of the Board shall not exceed ~~NIS 130,000~~NIS 170,000 per month, and the base salary of any Executive in the Company (other than the CEO, the Executive Director, and Chairman of the Board) shall not exceed ~~NIS 90,000~~NIS 120,000 per month.

For purpose of attracting highly skilled executives, the Company may offer an Executive a one- time sign-on bonus as an incentive to join the Company. The amount of the sign-on bonus shall not exceed the Executive’s base salary or monthly fees for six (6) months. Entitlement to such bonus shall be subject to a minimum period of employment of the Executive with the Company as shall be determined by the Company, but in any event of not less than twelve (12) months.

2.	Executive’s Fringe Benefits

The compensation package will include any payments and rights due to the Executive under applicable law, and may include additional benefits including social benefits, company mobile telephone, reimbursement of expenses, vacation days, medical insurance, and additional benefits which are granted in general to the Company’s employees.

The Company shall maintain and contribute to an executive insurance program and/or pension programs for the Executive, as allowed by applicable law. Additionally, the Company shall contribute for the executive towards disability insurance as allowed by applicable law. The Company shall contribute monthly payments for a study fund, as allowed by applicable law. All such payments may be calculated based on part of or the entire monthly base salary of the Executive.

Executives shall be entitled to vacation in the range of 18 to 26 days per year of employment. The Company shall reimburse Executives for their business expenses that are properly documented and approved in accordance with the Company’s expenses reimbursement policy. The Executive may join the Company’s car leasing program generally available to the Company’s employees, at the Executive’s expense.

The Company may offer additional benefits to the Executive, which will be comparable to customary market practices and which will not exceed 4% of the Executive’s annual base salary.

Any non-Israeli Executives may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In the event that an Executive provides services to the Company as a contractor or via a services company, the fees paid to such Executive or company shall reflect the employer’s cost of the base salary and fringe benefits (plus applicable taxes such as value added tax), in accordance with the guidelines of this Policy.

3.	Cash Bonuses

3.1	Cash Bonuses

Rewarding Executives based on performance supports the Company’s objective to link the Executive’s Compensation and financial interests with the Company’s results and shareholders’ value, as set forth in section A.2 above.

The compensation package of Executives may include an annual cash bonus (the “Annual Bonus”). Additionally, the Company may determine that an Executive shall be entitled to a special bonus, considering the exceptional contribution of such Executive to the Company (for example, with respect to a special project) (“Special Bonus”).

Payment of the Annual Bonus to any Executive, shall be conditioned upon the cumulative following conditions:

(i)	achievement of a minimum positive Profitability Metric as determined by the Company;

and

(ii)	meeting a threshold of not less than 80% of the Profitability Metric target, as set out in the annual budget approved by the Board.

“Profitability Metric” means either operating profit, net profit or EBITDA as will be determined by the Compensation Committee and the Board of Directors at the beginning of each year.

The Board of Directors may approve grant of a partial bonus in an amount of up to three (3) Base Salaries in cases where the abovementioned conditions have not been met, if the Board of Directors finds it appropriate to reward the executive officer for his/her efforts and professional skills regardless of achievement of the above mentioned conditions.

The Annual Bonus will be based mostly on measurable pre-determined targets at certain weights, and, with respect to its less significant part based on non-measurable qualitative goals.

Measurable targets for the cash bonuses may include, among others, any of the following:

•	financial targets, such as the Company’s profit (EBITDA or other financial component), the EBITDA of a relevant division of the Company or certain project(s), revenues of the Company or of a certain division, cash flow targets of the Company, and other financial targets based on budget or work plan;

•	sales results;

•	meeting measurable milestones as relevant for each Executive, for example, obtaining new business at a certain financial scope or signing agreements with a certain number of new customers;

•	execution of projects;

•	innovation defined by specific milestones (for example, registration of patents);

•	raising capital and closing financing transactions; and

•	meeting market share targets.

Qualitative targets for the Annual Bonus may include, among others, the general contribution of the Executive to the Company, satisfaction with the Executive’s performance, the Executive’s contribution to units other than the unit in which Executive is employed and to the ethical environment within the Company, the Executive’s contribution to development of skill of personnel reporting to Executive, or any other qualitative target determined by the Company.

In the event of a Change in Control of the Company (as defined below) during a bonus year or during a bonus deferral period, the Deferred Amount shall become payable at the time of payment of the Annual Bonus or the time the acquisition is consummated, as applicable. A “Change in Control” shall mean a merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction.

3.2.	Maximum Amount of Cash Bonuses

The aggregate amount of the Annual Bonuses to be granted to all of the Executives with respect to a specific fiscal year shall not exceed 15% of the operating profit for such year.

The Compensation Committee and the Board of Director may approve a grant of a Special Bonus to be paid to an Executive, including the CEO, which shall not exceed the base salaries of such Executive for three (3) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to an Executive reporting to the CEO for any year shall not exceed such Executive’s base salary or monthly fees for ~~eight~~twelve ~~(8)~~(12) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to the CEO, the Executive Director, or the Chairman of the Board for any year shall not exceed the CEO’s, the Executive Director's, or the Chairman of the Board’s, as the case may be, respective base salary or monthly fees for ~~twelve (12)eighteen~~ fifteen (1518) months.

3.3.	Board Discretion

The Board of Directors shall have the discretion to reduce the amount of the Annual Bonus and/or the Special Bonus to be awarded to Executives by up to 20% of the amount due to an Executive prior to such decrease, if the Board of Directors determines that such a decrease is advisable due to unusual adverse circumstances, such as, without limitation, a material decline in the Company’s financial and operational performance.

3.4.	Claw Back

Executives shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid on the basis of data in the Company’s financial statements which was later discovered to be inaccurate and such financials were subsequently restated. The repayment obligation shall apply only if the restatement was made within the 3- year period following payment to the Executive. The Executives shall be required to repay such amounts following a written notice by the Board specifying the grounds for such repayment. In such event, the Board shall specify the time frames and other terms of such repayment (e.g. whether repayment will be made net of taxes).

4.	Equity-based Compensation

Rewarding Executives with equity-based compensation supports the Company’s objective to align Executive Compensation with shareholder value, as set forth in section A.2 above and is consistent with the Company’s objective to increase shareholder value in the long term.

The Company may grant to Executives options or any other long-term equity-based compensation (“Equity-based Compensation”), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Equity-Based Compensation granted to Executives shall vest over a period of at least 3 years.

The value of the Equity-Based Compensation granted to an Executive other than the CEO, the Executive Director, and the Chairman of the Board (determined based on generally accepted accounting principles applicable to the Company) vesting in a calendar year (calculated on a linear basis) shall not exceed at the time of grant the amount equal to the base salary of the Executive for ~~eight (8)~~sixteen (16) months. Such value of the Equity-Based Compensation granted to the CEO, the Executive Director, or the Chairman of the Board, as the case may be, vesting in a calendar year as aforementioned shall not exceed his or her respective base salary or monthly fees for ~~twelve (12)~~twenty-~~four~~ one (214) months.

The Compensation Committee and the Board also considered setting a cap on the value for Equity- Based Compensation at the time of exercise and concluded that this would not be advisable considering, among other things, the limit on value at the date of grant as specified above.

Equity-Based Compensation will generally expire 90 days following termination of Executive’s employment or service with the Company, other than in certain circumstances defined in the equity incentive plans. The Company may, in certain exceptional circumstances, extend the period to exercise Equity-based Compensation beyond such period for a period of up to twelve (12) months.

In case of grant of any Equity-based Compensation in the form of options, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company).

The Board may provide for the full acceleration of the vesting periods applicable to Equity-Based Compensation in the event of death, disability, medical circumstances, or a Change in Control of the Company as a result of which trading in the Company’s shares is terminated. The Board may also provide for the acceleration of the vesting periods applicable to Equity-Based Compensation upon the termination of an Executive Officer’s employment as a result of a Change in Control, in which case the next unvested tranche may be accelerated.~~The Company may approve acceleration of the vesting period of any Equity-Based Compensation in connection with a transaction involving a change of control in the Company.~~

5.	Ratio between fixed and variable compensation

This Policy aims, among other things, to incentivize the Executives to meet the Company’s targets while discouraging assumption of excessive risk. Accordingly, this Policy set balances between the fixed compensation (annual base salary) and variable compensation (cash bonuses and equity based compensation per annum) to be granted to Executives. As reflected in this Policy, the Company’s target is that the ratio between the fixed compensation and variable compensation will be within the following ranges:

For Executives other than the CEO: The fixed compensation shall be within the range of ~~43~~33% to 100% of the overall Executive’s potential compensation, and the variable compensation shall be within the range of 0% to ~~57~~66% of the Executive’s overall potential compensation.

For the CEO: The fixed compensation shall be within the range of ~~33~~25% to 100% of the overall CEO’s potential compensation, and the variable compensation shall be within the range of 0% to ~~66~~75% of the CEO’s overall potential compensation.

(*) The value of the Equity-Based Compensation is calculated as stated in section 4 above.

6.	Separation Arrangements

The advance notice period prior to termination shall be determined individually with respect to each Executive, taking into consideration the parameters set forth in Section A.2 above. The advance notice period for any Executive shall not exceed the maximum limit set forth in this section below.

During the advance notice period, the Executive will continue to perform his or her duties to the Company; However, the Company may relieve an Executive from his/her duties and responsibilities during the advance notice period and pay the Executive compensation for the advance notice period, including, for avoidance of doubt, acceleration of vesting of Equity-Based Compensation which is scheduled to vest during such advanced notice period. The Company may terminate Executive’s employment without any advance notice in any event which entitles the Company under the law to terminate Executive employment without paying the full amount of severance.

Any pension and severance funds, for which the Company contributed money during the Executive’s employment with the Company, shall be released and owned by the Executive following the end of his or her employment with the Company. Additionally, Executive shall be entitled to any payments and benefits due to him or her under applicable law.

Additionally, the Company may grant an Executive a separation grant subject to the limitations set out herein. When determining any separation arrangement, the Company will consider, among other things, the following: the period of service or employment of the Executive with the Company, his/her terms of service and employment during this period, the Company’s performance during the period, the contribution of the Executive in achieving the Company’s goals and its profitability, and the circumstances of termination. The Company shall not grant a separation grant to an Executive unless he or she provided services to the Company for a period of not less than 24 months.

In any event, the amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to an Executive, other than the CEO, shall not exceed such Executive’s base salary for six (6) months. Such amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to the CEO shall not exceed the CEO’s base salary for nine (9) months.

7.	Insurance, Exculpation and Indemnification

The Executive Officers of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The Executive Officers will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed ~~$40 million~~$60 million. The premium payable with respect to such insurance and the deductible shall be in market terms and in an amount not material to the Company.

The Company may purchase insurance cover for Executive Officers of the Company which will also include run-off arrangements for a period of up to 7 years from the date of the termination of their tenure as Executive officers of the Company.

C.	General

Any entitlements, grants and payments to officers referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Executive Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Directors and Executives, and the adoption of this Policy per se does not grant any of the Company’s Directors and Executives a right to receive any type of compensation set forth in this Policy. The compensation items to which a Director or Executive will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.

Compensation Policy for Directors

Gilat Satellite Networks Ltd.

(the “Company”)

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), this document sets forth the compensation policy for Non-Executive Directors (as defined below) (the “Directors Compensation Policy” or “Policy”).

This Directors' Compensation Policy shall apply to terms of service and compensation of Non-Executive Directors after the date on which this Directors' Compensation Policy was approved by the shareholders of the Company.

For purposes of this Policy, “Non-Executive Directors" shall mean the members of the Board excluding the Company’s Chairman of the Board and/or Director which is employed or renders executive services in addition to his/her participation in Board and Board committees' meetings.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Non-Executive Directors, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The Company believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Non-Executive Directors.

The Policy is designed to offer Non-Executive Directors a compensation package that is competitive with other companies in the Company’s industry and jurisdiction of operation.

In setting the compensation of Non-Executive Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors: (i) the education, qualifications, professional experience, seniority and accomplishments of the Non-Executive Director; (ii) the Non-Executive Director’s position, responsibilities and prior compensation arrangements; (iii) data of other NASDAQ and NYSE peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated directors; (iv) the degree of responsibility imposed on the Non-Executive Directors; (v) the need to retain Non-Executive Directors who have relevant skills, know-how or unique expertise; (vi) accounting and tax considerations and implications; (vii) the relation between the engagement terms of the Non-Executive Directors and the average and median salary of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and (viii) any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

B.	Compensation of Non-Executive Directors

The compensation and reimbursement of expenses of all of the Company’s Directors who are not employed by the Company (including outside Directors and independent Directors) shall be in accordance with the provisions of the Companies Regulations (Rules Regarding the Compensation and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Additionally, the Company shall be entitled to grant options or any other equity-based compensation (“Equity-Based Compensation"), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law, to its Non-Executive Directors, subject to applicable law.

In case of grant of any Equity-based Compensation in the form of options, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company).

The value of such Equity-Based Compensation granted to any Non-Executive Directors (determined based on generally accepted accounting principles applicable to the Company) vesting in any calendar year (calculated on a linear basis) shall not exceed at the time of grant ~~US$70,000~~US$150,000.

Share-Based Compensation granted to Non-Executive Directors shall vest over a period of at least three (3) years

C.	Insurance, Exculpation and Indemnification

The Non-Executive Directors of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The Non-Executive Directors will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed ~~$40 million~~$60 million. The premium payable with respect to such insurance and the deductible shall be in market terms and in an amount not material to the Company.

The Company may purchase insurance cover for Directors and Executives of the Company which will also include run-off arrangements for a period of up to 7 years from the date of the termination of their tenure as Directors or Executives of the Company.

D.	General

Any entitlements, grants and payments to Non-Executive Directors referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Directors Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Non-Executive Directors, and the adoption of this Policy per se does not grant any of the Company’s Non-Executive Director a right to receive any type of compensation set forth in this Policy. The compensation items to which a Non-Executive Director will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.